POWUR, PBC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2019 AND 2018

dbbmckennon

INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders
of Powur, PBC

Report on the Financial Statements

We have audited the accompanying financial statements of Powur, PBC (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements (the "financial statements").

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Powur, PBC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

dbbmckennon

dbb*mckennon*
San Diego, California
May 21, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

POWUR, PBC

BALANCE SHEETS

	December 31, 2019	December 31, 2018
Assets:		
Current assets		
Cash and cash equivalents	$ 2,067,911	$ 488,949
Short term investments	-	399,767
Accounts receivable, net	1,072,886	135,774
Inventory	205,496	-
Prepaid expenses	382,918	16,614
Other current assets	-	1,111
Total current assets	3,729,211	1,042,215
Other assets	20,000	7,500
Total assets	$ 3,749,211	$ 1,049,715
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 1,154,276	$ 29,660
Accrued liabilities	14,989	4,983
Customer deposits	1,305,004	79,997
Deferred revenue	121,178	9,638
Commission payable	323,200	28,244
Total current liabilities	2,918,647	152,522
Deferred revenue, net of current portion	18,637	-
Total liabilities	2,937,284	152,522
Commitments and contingencies (Note 6)		
Stockholders' Equity:		
Preferred stock, $0.0001 par value; 10,000,000 shares authorized as of December 31, 2019 and 2018, respectively		
Series 1 preferred stock; 375,000 shares designated, issued and outstanding as December 31, 2019 and 2018, respectively	150,000	150,000
Series 2 preferred stock; 1,379,770 shares designated; 1,379,763 shares issued and outstanding as December 31, 2019 and 2018, respectively	749,268	749,268
Series 3 preferred stock; 5,852,385 shares designated; 3,203,834 shares issued and outstanding as December 31, 2019 and 2018, respectively	1,085,704	1,085,704
Series 4 preferred stock; 1,574,024 shares designated, issued and outstanding as December 31, 2019 and 2018, respectively	484,367	484,367
Common stock, $0.0001 par value; 25,000,000 shares authorized as of December 31, 2019 and 2018, respectively		
Class A common stock, 8,500,000 shares designated, issued and outstanding as of December 31, 2019 and 2018, respectively	850	850
Class B common stock, 16,500,000 shares designated; 3,131,604 and 2,936,907 shares issued and outstanding as of December 31, 2019 and 2018, respectively	312	293
Additional paid-in capital	1,876,088	1,731,859
Accumulated deficit	(3,534,662)	(3,305,147)
Total stockholders' equity	811,927	897,193
Total liabilities and stockholders' equity	$ 3,749,211	$ 1,049,715

See accompanying notes to these financial statements.

POWUR, PBC

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Revenues, net	$ 8,419,929	$ 2,309,193
Cost of revenues	3,779,270	186,737
Gross profit	4,640,659	2,122,456
Operating expenses:		
General and administrative	1,159,588	642,904
Sales and marketing	3,244,826	1,400,257
Research and development	461,545	757,723
Total operating expenses	4,865,959	2,800,884
Loss from operations	(225,300)	(678,428)
Other income (expense):		
Interest expense	-	(285)
Other income (expense)	(4,215)	14,444
Total other income (expense)	(4,215)	14,159
Net loss	$ (229,515)	$ (664,269)
Net loss per common share - basic and diluted	$ (0.02)	$ (0.06)
Weighted average common shares outstanding - basic and diluted	11,455,043	11,433,907

See accompanying notes to these financial statements.

POWUR, PBC

STATEMENTS OF STOCKHOLDERS' EQUITY

| | Preferred Stock | | | | | | | | Common Stock | | | | | | |
| | Series 1 | | Series 2 | | Series 3 | | Series 4 | | Class A | | Class B | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance, December 31, 2017	375,000 $	150,000	1,379,763 $	749,268	3,203,834 $	1,085,704	1,574,024 $	484,367	8,500,000 $	850	2,921,907 $	292	$ 1,633,112 $	(2,640,878) $	1,462,714
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	15,000	1	3,150	-	3,150
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	95,598	-	95,598
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(664,269)	(664,269)
Balance, December 31, 2018	375,000	150,000	1,379,763	749,268	3,203,834	1,085,704	1,574,024	484,367	8,500,000	850	2,936,907	293	1,731,859	(3,305,147)	897,193
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	194,697	19	38,320	-	38,339
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	105,909	-	105,909
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(229,515)	(229,515)
Balance, December 31, 2019	375,000 $	150,000	1,379,763 $	749,268	3,203,834 $	1,085,704	1,574,024 $	484,367	8,500,000 $	850	3,131,604 $	312	$ 1,876,088 $	(3,534,662) $	811,927

See accompanying notes to these financial statements.


POWUR, PBC

STATEMENTS OF CASH FLOWS


	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (229,515)	$ (664,269)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Amortization	-	575
Stock-based compensation	105,909	95,598
Changes in operating assets and liabilities:		
Accounts receivable	(937,112)	(35,553)
Inventory	(205,496)	-
Prepaid expenses and other assets	(377,693)	23,692
Accounts payable and accrued liabilities	1,134,623	5,175
Deferred revenue	130,177	9,638
Customer deposits	1,225,007	60,400
Commissions payable	294,956	(383)
Net cash provided by (used in) operating activities	1,140,856	(505,127)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Short term investments	399,767	798,086
Net cash provided by investing activities	399,767	798,086
CASH FLOWS FROM FINANCING ACTIVITIES:		
Exercise of stock options	38,339	3,150
Net cash provided by financing activities	38,339	3,150
Increase in cash and cash equivalents	1,578,962	296,109
Cash and cash equivalents, beginning of period	488,949	192,840
Cash and cash equivalents, end of period	$ 2,067,911	$ 488,949
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ 285
Cash paid for income taxes	$ 800	$ 800


See accompanying notes to these financial statements.


1. NATURE OF OPERATIONS

Powur, PBC ("Powur" or the "Company"), is a public benefit corporation organized under the laws of the state of Delaware on January 2, 2014. Powur's core mission is to accelerate the adoption of clean energy worldwide. The Company was founded to make the environment and world a better place for generations to come. Promoting the adoption of clean, renewable and sustainable energy production is at the heart of that belief and is what permeates through its organization, from its corporate employees to its sales team and ultimately to its homeowner/customers.

Powur operates in the renewable energy market by providing a direct sales force to facilitate sales of solar photovoltaic energy generation systems to both retail (homeowner) customers and lite commercial customers. The company has built a national network of strategic partnerships with solar energy companies across the United States to install the solar systems it sells. The Company also provides its solar consultants with a user friendly yet sophisticated Software as a Service (SaaS) platform that provides a suite of services to facilitate project management, team management, commissions, disbursement and communication among all stakeholders. The SaaS platform is the core product that allows for seamless communication between stakeholders.

The Company is making a transition in its business model to become a licensed electrical and general contractor in the primary markets the Company does business in.   This transition will allow the Company to have a direct contractual relationship with our customers, and control over the key milestones of the customer acquisition and fulfillment process. This provides the Company with greater control over product sourcing and installation and project financing. This model will reduce the Company's exposure to payment failure by controlling the payments from the customers and finance companies they use to purchase their solar systems.   The physical product installation is performed by third party qualified installers, under the Company's supervision. As the business model evolves, The Company believes they will be able to, at a relatively low cost, make additional features and functionality on their SaaS platform accessible to its consultants, customers, and installers nationwide that will continue to enhance the solar experience for all stakeholders, and drive further adoption of solar energy nationwide.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Risks and Uncertainties

The Company's operations are subject to new innovations in product design and function. Significant technical changes can have an adverse effect on product lines offered by the Company. Staying current and deploying new products are important elements to achieve and maintain profitability in the Company's industry segment.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of stock options, realization of deferred tax assets and recognition of allowance for doubtful accounts. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2019 and 2018, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Short-Term Investments

The Company generally invests its excess cash in short-term investments in U.S. Treasury notes. Such investments are considered available-for-sale debt securities and are reported at fair value with unrealized gains and losses included as a component of stockholders' equity. Realized gains and losses, if any, on short-term investments are included in interest income.

The Company evaluates its short-term investments with unrealized losses for other-than-temporary impairment. When assessing short-term investments for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, the Company's ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be "other than temporary," the Company reduces the investment to fair value through a charge to the statements of operations. No such adjustments were necessary during the periods presented.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company's short-term investments consist of U.S. Treasury notes, all of which are due within six months. The U.S. Treasury notes are carried at fair value. They are not traded on a daily basis and, therefore, represent a Level 2 measurement in the fair value hierarchy at December 31, 2018.

The carrying values of the Company's accounts receivable, prepaid expenses, other current assets, accounts payable, accrued expenses and deferred revenue approximate their fair values due to the short-term nature of these assets and liabilities.

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2019 and 2018, the Company had an allowance for doubtful accounts of $58,278 and $14,099, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2019, inventory consisted of solar equipment purchased from the Company's suppliers. Management determined that an allowance for obsolete inventory was not significant as of December 31, 2019.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment, computers, software and furniture and fixtures are depreciated over periods ranging from three to five years, and leasehold improvements over the shorter period of the lease or the life of the asset. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized. Deductions are made for retirements resulting from renewals or betterments.

Revenue Recognition

Prior to the adoption of ASC 606, in 2018 the Company recognized revenue when it was realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2019 and 2018 reflect the application of ASC 606. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company's revenues primarily result from the sale of solar photovoltaic energy generation systems to both retail (homeowner) customers and lite commercial customers and subscriptions to its sales consultants to the Company's SaaS platform.

The Company records revenue net of sales tax, value added tax, excise tax and other taxes collected on behalf of customers concurrent with revenue-producing activities. The Company has elected to recognize the cost for freight and shipping when control over the products sold passes to customers and revenue is recognized. Shipping and handling costs are expensed as incurred and are included in cost of sales.

The Company's contracts with customers do not typically include extended payment terms. Payment terms vary by contract type and type of customer and generally range from 15 to 30 days from permitting or installation.

Installation Sales

Each purchase order, along with any existing governing customer agreements when applicable, represents a contract with a customer and each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The majority of the Company's product sales are subject to delivery terms. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing.

The Company also receives advances on commissions from its customers with contracts that establish payment schedules based on percentage of completion at the time the project is permitted. At time of installation, the Company satisfies its performance obligation and revenue is recognized.

SaaS Platform

The Company generates revenue from SaaS platform monthly user and registration fees. New user registration fees are generally charged to all advisers in advance. These fees are initially recorded as deferred revenue and subsequently recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over 18 months, which is the average length of time an adviser stays on the Powur Platform. Advisers are also charged monthly fees to be on the Powur Platform, and are invoiced each month they remain on the platform. The Company recognizes revenue for these SaaS services on a monthly basis as the performance obligations are satisfied over this time.

Deferred Revenue and Customer Deposits

The Company records deferred revenue for SaaS subscriptions to its solar advisors. The Company also recognizes a customer deposit liability for refundable commission advances. The deposits are recognized within twelve months of the advance, unless a project cancellation occurs and a customer rebate is made.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended December 31,	
	2019	**2018**
Installation sales	$ 7,963,304	$ 1,604,853
SaaS platform	424,468	665,593
Other	32,157	38,747
	$ 8,419,929	$ 2,309,193

Cost of Revenues

Cost of revenues consists primarily of the cost of delivered solar equipment, design services, personnel and other costs directly related to the revenues recognized.

Commissions

The Company records a commission payable to its advisors at the time the solar installation is confirmed installed. Commissions paid in advanced are initially recorded as an asset, and recognized as an expense when the sale process is completed. Commissions are included within sales and marketing expense in the statements of operations.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2019 and 2018 amounted to $8,155 and $3,225, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

The Company had three customers which accounted for 36.1%, 35.9% and 16.9% of accounts receivable as of December 31, 2019, and five customers which accounted for 20.6%, 17.4%, 14.3%, 11.5% and 10.2% of accounts receivable as of December 31, 2018. During the year ended December 31, 2019, four customers accounted for 27.3%, 23.2%, 21.5%, and 11.4% of the Company's revenues, and during the year ended December 31, 2018, one customer accounted for 28.2% of the Company's revenues.

The Company is dependent on third-party vendors to supply inventory. The Company has one major vendor that accounted for 100% of purchases for the year ended December 31, 2019. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019 and 2018 diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2019 and 2018 are as follows:

	Year Ended December 31,	
	2019	**2018**
Series 1 preferred stock (convertible to common stock)	375,000	375,000
Series 2 preferred stock (convertible to common stock)	1,379,763	1,379,763
Series 3 preferred stock (convertible to common stock)	3,203,834	3,203,834
Series 4 preferred stock (convertible to common stock)	1,574,024	1,574,024
Options to purchase common stock	2,839,803	3,010,764
Total potentially dilutive shares	9,372,424	9,543,385

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07")*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019 with no impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019. See revenue recognition policy above for the impact.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. STOCKHOLDERS' EQUITY

Preferred Stock

The Company has issued Series 1 preferred stock, Series 2 preferred stock, Series 3 preferred stock and Series 4 preferred stock (collectively referred to as "Preferred Stock"). As of December 31, 2019, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of Preferred Stock. As of December 31, 2019, there were 818,821 undesignated shares of Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

As of December 31, 2019 and 2018 the Preferred Stock consisted of the following:

	Preferred Stock Designated	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series 1 preferred stock	375,000	375,000	$ 150,000	$ 150,000	375,000
Series 2 preferred stock	1,379,770	1,379,763	749,268	800,263	1,379,763
Series 3 preferred stock	5,852,385	3,203,834	1,085,704	1,089,304	3,203,834
Series 4 preferred stock	1,574,024	1,574,024	484,367	544,612	1,574,024
	9,181,179	6,532,621	$ 2,469,338	$ 2,584,179	6,532,621

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of Class B common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of Class B common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

Dividends shall accrue from day to day, and shall be payable if and when declared by the Company's Board of Directors, in preference and priority to the payment of dividends on any shares of common stock. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the aggregate accrued dividends on such share of Preferred Stock which has not been previously paid.

Holders of Preferred Stock are entitled to receive, in liquidation preference order, an annual cumulative dividend of a) $0.02 per share for Series 1 Preferred Stock, b) $0.017 per share for Series 3 Preferred Stock, c) $0.029 per share for Series 2 Preferred Stock and d) $0.173 per share for Series 4 Preferred Stock. The dividends shall be payable for a period of five years after the date of issuance of the respective class of Preferred Stock. The Company may at any time accelerate the payment of the accrued dividends by paying to the preferred stockholders the accrued dividends in the amount of a) $0.10 per share for Series 1 Preferred Stock, b) $0.085 per share for Series 3 Preferred Stock (for which the Series 3 Preferred Stock will automatically convert to Class B common stock), c) $0.145 per share for Series 2 Preferred Stock and d) $0.0865 per share for Series 4 Preferred Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the preferred stockholders shall be entitled to a liquidation preference, in the following order, equal to:

a) Series 1 Preferred Stock $0.40 per share ("Series 1 Original Issue Price") plus all accrued dividends whether or not declared
b) Series 3 Preferred Stock: $0.34 per share ("Series 3 Original Issue Price") plus all accrued dividends whether or not declared
c) Series 2 Preferred Stock: $0.58 per share ("Series 2 Original Issue Price") plus all accrued dividends whether or not declared
d) Series 4 Preferred Stock: $0.346 per share ("Series 4 Original Issue Price") plus all accrued dividends whether or not declared.

After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis.

The total liquidation preferences as of December 31, 2019 and 2018 amounted to $2,584,179.

Conversion

Each share of Preferred Stock is convertible into Class B common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of Class B common stock at the applicable conversion ratio then in effect upon the closing of a firm-commitment public offering resulting in at least $25,000,000 of gross proceeds to the Company.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Conversion Price per share is $0.40 for Series 1 Preferred Stock, $0.58 for Series 2 Preferred Stock, $0.34 for Series 3 Preferred Stock and $0.346 for Series 4 Preferred Stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2019 and 2018, each share of each series of Preferred Stock was convertible into shares of Class B common stock on a one-for-one basis.

Common Stock

As of December 31, 2019, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 25,000,000 shares of common stock, of which 8,500,000 shares were designated to Class A common stock and 16,500,000 shares were designated to Class B common stock.

Class A and Class B common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the year ended December 31, 2019, the Company issued 194,697 shares of Class B common stock pursuant to exercises of stock options for proceeds of $38,339. During the year ended December 31, 2018, the Company issued 15,000 shares of Class B common stock pursuant to exercises of stock options for proceeds of $3,150.

As of December 31, 2019 and 2018, there were 8,500,000 shares of Class A common stock issued and outstanding, respectively. As of December 31, 2019 and 2018, there were 3,131,604 and 2,936,907 shares of Class B shares of common stock outstanding, respectively.

4. **STOCK-BASED COMPENSATION**

2015 Employee, Director, Advisor and Consultant Stock Option Plan

The Company has adopted the 2015 Employee, Director, Advisor and Consultant Stock Option Plan ("2015 Plan"), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2015 Plan was 5,600,000 and 3,600,000 shares as of December 31, 2019 and 2018, respectively. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted commons stock comprise all of the awards granted since the 2015 Plan's inception. As of December 31, 2019 and 2018, there were 2,334,542 and 358,278 shares available for grant under the 2015 Plan. All underlying securities under the 2015 Plan were shares of Class B common stock. Stock options granted under the 2015 Plan have vesting terms ranging from immediate vesting to over a five-year period.

A summary of information related to stock options for the years ended December 31, 2019 and 2018 is as follows:

	Options	Weighted Average Exercise Price		Instrinsic Value	
Outstanding as of December 31, 2017	2,569,097	$	0.16	$	487,734
Granted	1,031,667		0.24		
Exercised	(15,000)		0.21		
Forfeited	(575,000)		0.21		
Outstanding as of December 31, 2018	3,010,764	$	0.18	$	520,601
Granted	882,000		0.24		
Exercised	(194,697)		0.02		
Forfeited	(858,264)		0.20		
Outstanding as of December 31, 2019	2,839,803	$	0.19	$	452,876
Exerciseable as of December 31, 2018	2,421,849	$	0.17		
Exerciseable as of December 31, 2019	1,856,453	$	0.17		

	December 31,	
	2019	**2018**
Weighted average grant-date fair value of options granted during year	$ 0.22	$ 0.22
Weighted average duration (years) to expiration of outstanding options at year-end	7.61	7.53

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31,	
	2019	**2018**
Risk-free interest rate	2.52%	2.15%
Expected term (in years)	10.00	10.00
Expected volatility	42.0%	42.0%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2019 and 2018 was $325,503 and $224,871, respectively. Stock-based compensation expense for stock options of $105,909 and $95,598 was recognized under ASC 718 for the years ended December 31, 2019 and 2018, respectively. All stock-based compensation expense was included in general and administrative expenses in the statements of operations. Total unrecognized compensation cost related to non-vested stock option awards amounted to $206,792 as of December 31, 2019, and will be recognized over a weighted average period of 24 months as of December 31, 2019.

5. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards and reserves. As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $699,771 and $671,859, respectively. The following table presents the deferred tax assets and liabilities by source:

| | December 31, | |
	2019	2018
Deferred tax assets:		
Net operating loss carryforwards	$ 683,815	$ 667,757
Reserves and accruals	15,956	4,102
Valuation allowance	(699,771)	(671,859)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $699,771 and $671,859 were recorded as of December 31, 2019 and 2018, respectively. Valuation allowance increased by $27,912 and $149,690 during the years ended December 31, 2019 and 2018, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 29.9%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $2,548,275 and $2,488,438, which may be carried forward and will expire between 2035 and 2038 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. As a result of the Tax Act, the Company's deferred tax assets and liabilities were remeasured using the newly enacted rates. The remeasurement didn't impact the income tax expense recorded during the years presented.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2016-2019 tax years remain open to examination.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

7. SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. Two of the Company's significant customers have provided documentation stating that they are deemed essential, and as a supplier, thus the Company is also essential. Thus, the Company has continued our production accordingly and expect to be able to meet the milestones/orders as defined by our customers. Additionally, we have temporarily reduced our workforce for non-essential employees in order to conserve capital. Other customer installations may be delayed in a downturn in economic activity, such as associated with the current coronavirus pandemic, and could reduce our revenues in the short term. Additionally, our research and development activities are expected to be impacted due to the lack of full access to the Company's facilities and its resources. We may also face additional difficulty in raising capital during an economic downturn. The effects of the potential impact cannot be estimated at this time.

Subsequent to December 31, 2019, the Company received approximately $120,000 under a Payroll Protection Program loan.

Management has evaluated subsequent events through May 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.